Exhibit B

March 31, 2009

Stock Option Repurchase Offer

Dear PLX Employees and Directors:

PLX Technology, Inc. (the “Company” or “PLX”) is conducting a stock option repurchase program in which the Company is offering to pay cash for certain underwater stock options, including both vested and unvested stock options. The amount of cash offered for each eligible option is calculated using the Black-Scholes stock option pricing model, subject to a floor of $0.05 per share.

This is a voluntary program for all eligible employees (including officers) and directors who have outstanding stock options (whether vested or unvested) granted under our PLX 2008 Equity Incentive Plan, 1999 Stock Incentive Plan, and 1998 Stock Incentive Plan (the “Incentive Plans”), at an exercise price of at least $5.50 per share (“Eligible Options”). You may elect to sell all, some or none of your Eligible Options for a cash payment. However, if you choose to sell Eligible Options from a particular grant (e.g., options to acquire Common Stock with an exercise price of $9.00 per share and expiring on December 31, 2009) to the Company, you must choose to either sell the entire grant or the entire unvested portion of the grant. The payment of cash you are entitled to receive upon tendering your Eligible Options will be contingent upon your continued employment at the Company through the expiration date of the offer on May 1, 2009, or a later date if the offer is extended.

We are conducting the offer to provide you with an alternative means of realizing value from certain of your underwater stock options and to provide the Company with additional shares for making future equity awards. We make no recommendations as to whether you should participate in the option repurchase program, and recommend that you consult with your own advisors regarding your decision.

The offering materials describing the offer to repurchase your Eligible Options, including the Offer to Purchase Eligible Stock Options, a Paper Election Form and a Worksheet Associated with Election Form, are attached to this e-mail, and include a report of your Eligible Options.   In order to participate in the offer, you must complete a paper election form and the associated worksheet, and return it to Vikki La at the Company via hand delivery, email at vla@plxtech.com or facsimile at 408-328-3598. To obtain a paper election form, please contact Vikki La at vla@plxtech.com or Arthur Whipple at awhipple@plxtech.com.

This offer is open until 12:00 Midnight, Eastern Standard Time, on May 1, 2009 (unless we decide to extend the offer) and is subject to numerous terms and conditions, which are described in the offering materials including the Offer to Purchase Eligible Stock Options, a Paper Election Form and a Worksheet Associated with Election Form.

All questions about the Incentive Plans or the offer, or requests for assistance or for additional copies of any offering materials, should be made by email to Vikki La at vla@plxtech.com or to Arthur Whipple at awhipple@plxtech.com.

Sincerely,
/s/ Arthur O. Whipple

Arthur O. Whipple
Chief Financial Officer